CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

February 21, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re: CytoMed Therapeutics Limited

(f/k/a CytoMed Therapeutics Pte. Ltd.)

Amendment No.1 to Registration Statement on Form F-1

Filed February 1, 2023

File No. 333-268456

Dear Ms. Mariner:

CytoMed Therapeutics Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 9, 2023, regarding Amendment No.1 to Registration Statement on Form F-1 submitted to the Commission on February 1, 2023.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amendment”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No.1 to Registration Statement on Form F-1 Filed February 1, 2023

Explanatory Note, page 3

1.	We note your disclosure stating that effective January 17, 2023, you implemented a 1-for-380.83 reverse split of your ordinary shares. Please amend your filing to ensure that all share information in the filing retroactively reflects the split in accordance with ASC 260-10-55-12 and ASC 505-10-S99-4. In addition, obtain revised audit and review reports from your auditors, to include in the amendment, that reflect the date of the share information changes to your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and revised the disclosure of Note 14 to the consolidated financial statements (pages F-31 & F-32) and interim financial statements (pages F-61 & F-62) that the Company effected a reverse share split of its ordinary shares on January 17, 2023 and all ordinary shares and related information presented in the consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the reverse share split in accordance with ASC 260-10-55-12 and ASC 505-10-S99-4 including Notes 14 and 28. Please also refer to the updated date of audit report on page F-2 and review report on page F-45 from our auditor. Further, the Company has revised pages 79 and 155 and Item 7. of Part II.

Patent License, page 115

2.	We reissue comment 3. We disagree with your analysis that the term of the patent license is not material. Revise to disclose the term of the third extension in the document.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 115 of the Amendment accordingly.

Exhibits

3.	We reissue comment 4 in part. There does not appear to be a consent form for Mr. Lucas LUK Tien Wee, who is listed in the beneficial ownership table on page 155.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the footnote on page 155 of the Amendment to reflect that Mr. Lucas LUK Tien Wee is currently a director of the Company.

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP